August 17, 2006
Securities and Exchange Commission
Washington DC 20549

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant
Mail Stop 6010

Re:	Akorn, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Form 10-Q for the Quarterly Period Ended March 31, 2006 File No. 001-32360
Dear Mr. Rosenberg:
          On behalf of Akorn, Inc. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 4, 2006 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) and quarterly report for the quarterly period ended March 31, 2006 (File No. 1-32360) (the “Form 10-Q”).
          For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter above each of the Company’s corresponding responses.
Comment:
Form 10-K for the Fiscal Year Ended December 31, 2005
Item 8. Financial Statements and Supplementary Data. page 32
Notes to Consolidated Financial Statements. page 38
Note C — Allowance for Customer Deductions, page 42
1.	Please provide us a revised roll forward of each allowance for customer deductions that includes an additional line item for the amount recorded in the current year related to prior years’ sales for a) the provision (recovery) and b) the charges. The intent of these two additional line items is to obtain a better understanding of the effect that changes in these estimates had on each period presented.

Mr. Jim B. Rosenberg
Akorn, Inc.
August 17, 2006

Response:
          Summary Discussion / Notes
Provisions for the various sales deduction items (chargebacks, product returns, cash discounts and rebates) are recorded to match revenue recognition during each reporting period. An analysis of each reserve is performed each quarter to adjust the provision and corresponding reserve balance based on our actual experience and incorporates our estimates of future experience. For additional information, please see our discussion of Critical Accounting Policies in Part II, Item 7 in our Form 10-K filing for the year ended December 31, 2005.
These estimates are generally based on our recent historical experience for sales deduction items as a percent of sales plus or minus any one-time factors (e.g., the 2005 DTPA return from wholesalers to meet the large quantity required to fulfill the U.S. Department of Health and Human Services order), which is discussed below under Sales Returns and Allowances.
We do not have a detailed tracking system in place to identify the ongoing customer allowances and deductions to original product sale time periods as the line item volume is quite substantial. Such a process would require a line by line review of individual item SKU’s by lot and then searching for the information in our sales data files to determine the original shipment date to a specific customer. However, on an ongoing basis, management reviews the actual experience for sales deduction items to ensure the reasonableness of our reserves at the end of each reporting period.
We believe our estimating methods are analytically sound using our recent actual experience, current inventory detail provided by wholesalers for Akorn product stock at wholesalers and adjusting for pending or specific items at the end of each period. Please see “Use of Estimates” under Item 8, Note B in our Form 10-K filing for the year ended December 31, 2005.
The following is an overview of our accounting for each of these reserves.
          Chargeback Reserve
We record our chargeback provision and reserve at the time the product is shipped to the wholesaler to correspond to our revenue recognition. This reserve is based on a percentage estimate for each specific Akorn product using the last three months actual experience ratio of the chargeback percentage of sales for the product. This actual chargeback percentage is the contract price we have with various buying groups as a percent of our list price (Wholesaler Acquisition Cost — “WAC”). For a new product, we have our sales/marketing group provide us

Mr. Jim B. Rosenberg
Akorn, Inc.
August 17, 2006

an estimate of the volumes and associated contract prices as a percent of our WAC price in order to estimate the appropriate chargeback percentage rate for the new product.
At the end of each quarter, we receive a listing from each wholesaler of the Akorn products inventory by SKU at their respective locations. We use that list of inventory by SKU and apply our chargeback percentage factor (determined as described above) to compute the appropriate chargeback reserve. We then adjust our chargeback provision and reserve balance to match this computation based on the actual wholesaler inventories at the end of the quarter.
          Sales Returns and Allowances
In recording sales returns and allowances each period we use a historical percentage of returns and allowances to sales for the last twelve months. In addition, we adjust the provision and reserve to recognize pending credits or customer requests for credit.
The vast majority of our credits relate to returned products due to expiration dating for the product although we also have a separate amount included in our reserve for other credits (freight damage, billing/shipping errors, etc.)
In 2005 we had a large return of our DTPA radiation antidote product ($753K) from wholesaler inventory stock which was not due to expiration as we needed to augment the stock of DTPA at the Company’s Buffalo Grove warehouse in order to fulfill a large ($21.9 million) U.S. government order for this DTPA product. This return was fully accrued for in the third quarter of 2005 as we requested the return of product to our warehouse before the end of 2005 in advance of the sale to the U.S. Department of Health and Human Services which was finalized in March 2006. This was a large, unusual one-time return that we excluded from our historical percentage of sales factor used for estimating our future sales returns provision and the corresponding reserve requirement, but it adversely impacted our reported returns and allowances expense in 2005.
          Rebates
Rebates for distribution service fees and allowances to the wholesalers and certain other customers are computed based on recent actual quarterly and annual experience using a percentage of sales. Our expense for each period is based on this percentage and recorded at the date of sale/shipment. Similar to our chargeback methodology, we adjust our rebate provision and reserve each quarter based on recent percent of sales experience and we utilize the wholesaler inventory data to adjust our book reserve. Rebates not yet earned or paid on the

Mr. Jim B. Rosenberg
Akorn, Inc.
August 17, 2006

unsold wholesaler inventory are accrued for and are part of our period ending rebate reserve in order to match our revenue recognition even though the rebate payment will occur at a later date.
          Allowance for doubtful accounts
We compute our reserve allowance based on a percentage of aged receivables by customer along with specific reserves for known customer collectibility exposure items regardless of the receivable aging for that particular customer.
At the end of 2004, we had a specific claim issue with a wholesaler for $390K on a distribution fee allowance where we felt they were not entitled to the allowance, but they had taken the deduction from the receivable payment due on their account. This was resolved in early 2005 and we have had relatively small issues since that time. Our reserve allowance remains very small as our customer base continues to pay promptly and we work very closely with them to stay current on resolving any claims or disputes.
          Cash Discounts
Cash discounts allowed are recorded at the date of sale (shipment), in accordance with our sales terms, and then matched up to the subsequent deduction when the customer pays the invoice and takes the cash discount. In the first quarter of 2006, we had a large cash discount ($439K) on the DTPA order with the U.S. Department of Health and Human Services which was also matched to the date of sale to match the revenue recognition in March 2006.
Comment:
Note G — Financing Arrangements, page 43
2.	For the accrued interest that is also convertible into common stock, please tell us why it is appropriate to assess whether there is a beneficial conversion feature when the interest is accrued, as opposed to on the commitment date for the underlying convertible note. In this regard, please address the applicability of and, if applicable, your compliance with Issue 10 of EITF 00-27. In so doing, please also clarify, in disclosure-type format, the terms under which the accrued interest is convertible.
Response:
The Company believes that Issue 10 of EITF 00-27 is properly dealt with as described. The Subordinated Notes bore interest, which was payable by the Company in cash.

Mr. Jim B. Rosenberg
Akorn, Inc.
August 17, 2006

However, at the option of the holder of the Subordinated Notes, all principal and accrued interest was payable in stock at the stated conversion price. Therefore, the payment of interest in the form of conversion rights was in fact in part discretionary with the Company (if it paid interest in cash) and discretionary with the holder (unpaid interest could be paid in stock at the option of the holder). Issue 10 of EITF 00-27 requires only that non-discretionary conversion rights be treated as accrued at the commitment date rather than as interest accrues on the instrument. Therefore the Company’s disclosure is proper.
Comment:
Note 7. Convertible Debentures. page F-12
3.	While you disclosed that you recorded the value of the warrants and the fees paid as a discount to the convertible notes, please clarify, in disclosure-type format whether you recognized a beneficial conversion feature and, if so, in what amount, how that amount was determined and over what period. As you appeared to initially record a discount equal to the net proceeds from the issuance of the notes, it would appear that a beneficial conversion feature should have been recognized pursuant to Issue 1 of EITF 00-27. In this regard, please also tell us why you appear to allocate all of the net proceeds to the warrants and how that was consistent with paragraph 16 of APB 14, which states that the allocation should have been based on the relative fair values of the notes and the warrants. Furthermore, please explain why you recognized the fees paid as a discount to the notes, as opposed to capitalizing them as deferred financing costs, and cite the authoritative guidance supporting this recognition. Finally, please tell us how your accounting for these notes was affected by the modification agreement discussed in Note 10 to your March 31, 2006 financial statements and how the resulting accounting was consistent with paragraphs 16 through 18 of SPAS 15 and EITF 96-19.
Response:
Based on discussions with the Staff, this comment does not pertain to Akorn. Therefore, the Company will not respond to this comment.
Comment:
Form 10-Q for the Quarterly Period Ended March 31, 2006

Mr. Jim B. Rosenberg
Akorn, Inc.
August 17, 2006

Part I. — Item 1. Financial Statements, page 3
Condensed Consolidated Balance Sheets, page 3
4.	Please provide us, in disclosure-type format, your policy to account for product warranty costs. In addition, please tell us why an accrual for these costs became necessary in the quarter ended March 31, 2006 and why one was not necessary at December 31, 2005 or 2004. If the accrual did not arise from the sales of your injectable antidote products to HHS that appeared to begin in 2006, please explain this to us, in disclosure-type format.
Response:
In the quarter ended March 31, 2006, the Company recorded product warranty expense of approximately $1,159,000 and recognized the corresponding long-term liability for its obligation pertaining to the sale of two injectable antidotes to the Department of Health and Human Services (“HHS”). This obligation provides that the Company will guarantee the stability of the injectable antidotes to HHS for a period of ten years from the shipment date. In the event either of these two products does not retain its stability during this ten year period, the Company is obligated to replace the product at no cost to HHS.
Accordingly, we recognized a contingent liability equal to approximately $1,159,000 for the replacement cost of the injectable antidotes associated with the ten year stability guarantee to HHS in the quarter ended March 31, 2006, when product revenues were recognized for this customer order. Because this obligation represents a long-term liability for the Company, it was recorded under a new line item titled, “Product warranty”.
Comment:
Part I. — Item 2. Management’s Discussion and Analysis of Financial Condition, page 15
Results of Operations, page 16
5.	Please explain for us, in disclosure-type format,: (a) what caused the sale of injectable antidote products to HHS to commence in 2006, (b) the extent these sales resulted from increased volume of pre-existing products or the introduction of new products, and (c) the extent to which you expect these sales to continue. In this regard, please refer to Items 303(a)(3) and (b) of Regulation S-K. Based on your disclosures in your Form 10-K and here, your revenues for 2005 were $44.5 million and your revenues increased in the first quarter of 2006 over the first

Mr. Jim B. Rosenberg
Akorn, Inc.
August 17, 2006

quarter of 2005 by $19.5 million, mainly due to the $22.0 million in sales to HHS. As the earnings release furnished in your Form 8-K filed May 3, 2006 reiterated your belief that revenue for 2006 would grow by 50%, please clarify how this belief is consistent with that fact that your new sales to HHS in the first quarter of 2006 alone approximated 50% of your 2005 revenue.
Response:
          On December 30, 2005, the Company received a commercial item award from the Department of HHS for the procurement of two injectable antidotes. These two products were introduced to the Company’s antidote product line under an exclusive license and supply agreement that was executed on November 16, 2004.
          The commercial item award provided for a combined total of 450,000 units. In addition, the award contains an option that may be exercised by HHS during a five-year period to purchase an additional one million units. Revenues for this customer order were recognized by the Company in March 2006. For the year ended December 31, 2005, the Company recognized revenues of approximately $44.5 million, and for the quarter ended March 31, 2006, the Company recognized revenues of approximately $29.7 million, including approximately $22.0 million that was recognized from injectable antidote product shipments to HHS.
          Our projected outlook statement for 2006 vs. 2005 year-over-year consolidated revenue growth indicated that 2006 revenues will exceed 2005 revenues by approximately 50%. This projected outlook statement for 2006 consolidated revenue growth includes the impact of revenue recognized from the two injectable antidotes that were sold to HHS in the quarter ended March 31, 2006. We do not expect continuing sales of DTPA throughout the remainder of 2006 in the volumes experienced in the first quarter 2006, given the fact that the commercial item award option has a five-year life and there is no assurance when, if ever, the additional volumes will be made, and also that purchases of DTPA from other sources are speculative.
Other:
          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Jim B. Rosenberg
Akorn, Inc.
August 17, 2006

          In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:
          In connection with responding to your comments, on behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please let me know if you have any further concerns regarding the matters addressed in this response letter. I may be reached at (847) 279-6151, or in the alternative, please contact Kurt L. Kicklighter, Esq., of Luce, Forward, Hamilton & Scripps LLP, our outside counsel, at (619) 699-2526.

Sincerely,
/s/ Jeffrey A. Whitnell
Jeffrey A. Whitnell
Senior Vice President and Chief Financial Officer